UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Higher One Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42983D104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42983D104	13G	Page 2 of 10 Pages

1.	Name of reporting persons: Lightyear Fund II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 6,700,859
	6.	Shared voting power: 0
	7.	Sole dispositive power: 6,700,859
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 6,700,859
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 14.1%(2)
12.	Type of reporting person (see instructions): PN

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The calculation of the foregoing percentage is based on 47,636,813 outstanding shares of Common Stock of the Issuer as of November 6, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, as filed with the Securities and Exchange Commission on November 10, 2014.

CUSIP No. 42983D104	13G	Page 3 of 10 Pages

1.	Name of reporting persons: Lightyear Co-Invest Partnership II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 35,695
	6.	Shared voting power: 0
	7.	Sole dispositive power: 35,695
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 35,695
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 0.1%(2)
12.	Type of reporting person (see instructions): PN

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The calculation of the foregoing percentage is based on 47,636,813 outstanding shares of Common Stock of the Issuer as of November 6, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, as filed with the Securities and Exchange Commission on November 10, 2014.

CUSIP No. 42983D104	13G	Page 4 of 10 Pages

1.	Name of reporting persons: Lightyear Fund II GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 6,700,859(2)
	6.	Shared voting power: 0
	7.	Sole dispositive power: 6,700,859(2)
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 6,700,859(2)
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 14.1%(3)
12.	Type of reporting person (see instructions): PN

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	As the sole general partner of Lightyear Fund II, L.P. (“Lightyear Fund II”), Lightyear Fund II GP, L.P. (“Lightyear Fund II GP”) possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. However, Lightyear Fund II GP disclaims beneficial ownership of the shares held by Lightyear Fund II. Lightyear Fund II GP does not directly own securities of the Issuer.
(3)	The calculation of the foregoing percentage is based on 47,636,813 outstanding shares of Common Stock of the Issuer as of November 6, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, as filed with the Securities and Exchange Commission on November 10, 2014.

CUSIP No. 42983D104	13G	Page 5 of 10 Pages

1.	Name of reporting persons: Lightyear Fund II GP Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 6,736,554(2)
	6.	Shared voting power:
	7.	Sole dispositive power: 6,736,554(2)
	8.	Shared dispositive power:
9.	Aggregate amount beneficially owned by each reporting person: 6,736,554(2)
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 14.1%(3)
12.	Type of reporting person (see instructions): OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 6,700,859 shares of Common Stock held by Lightyear Fund II and (ii) 35,695 shares of Common Stock held by Lightyear Co-Invest Partnership II, L.P. (“Lightyear Co-Invest II”). As the sole general partner of Lightyear Fund II, Lightyear Fund II GP possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings, LLC (“Lightyear Fund II GP Holdings”) may also be deemed to share voting and/or dispositive power over such securities. However, Lightyear Fund II GP Holdings disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest. Lightyear Fund II GP Holdings does not directly own securities of the Issuer.
(3)	The calculation of the foregoing percentage is based on 47,636,813 outstanding shares of Common Stock of the Issuer as of November 6, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, as filed with the Securities and Exchange Commission on November 10, 2014.

CUSIP No. 42983D104	13G	Page 6 of 10 Pages

Item 1.	(a).	Name of Issuer

Higher One Holdings, Inc. ( the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices:

115 Munson Street, New Haven, Connecticut 06511

Item 2.	(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Lightyear Fund II, L.P., a Delaware limited partnership (“Lightyear Fund II”); (ii) Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Lightyear Co-Invest II”); (iii) Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”); and (iv) Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”).

	(b).	Address of Principal Business Office

9 West 57th Street, 31st Floor, New York, New York 10019

	(c).	Citizenship

See Item 4 of each cover page.

	(d).	Title of Class of Securities:

Common shares, par value $0.001 per share (“Common Stock”)

	(e).	CUSIP Number:

42983D104

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

See Item 9 of each cover page.

	(b)	Percent of class:

See Item 11 of each cover page.

	(c)	Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

As of December 31, 2014, 6,700,859 shares of Common Stock of the Issuer reported herein were directly held by Lightyear Fund II and 35,695 shares of Common Stock of the Issuer reported herein were directly held by Lightyear Co-Invest II. As the general partner of Lightyear Fund II, Lightyear Fund II GP may be deemed to share voting and/or dispositive power over such securities. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings may also be deemed to share voting and/or dispositive power over such securities. However, each of Lightyear Fund II GP and Lightyear Fund II GP Holdings disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest.

The managing member of Lightyear Fund II GP Holdings, LLC is LY Holdings, LLC, and Mr. Mark Vassallo is the managing member of LY Holdings, LLC. LY Holdings, LLC and Mr. Vassallo have separately filed a Schedule 13D reporting their beneficial ownership of shares of Common Stock of the Issuer, including beneficial ownership over the shares of Common Stock held by Lightyear Fund II and Lightyear Co-Invest II, which filing shall not be deemed an admission that either Mr. Vassallo or LY Holdings, LLC is the beneficial owner of such securities.

CUSIP No. 42983D104	13G	Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See response to Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2015
LIGHTYEAR FUND II, L.P.

By: Lightyear Fund II GP, L.P.,
its general partner

By: Lightyear Fund II GP Holdings, LLC,
its general partner

/s/ Lori Forlano
	Name:	Lori Forlano
	Title:	Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By: Lightyear Fund II GP Holdings, LLC,
its general partner

/s/ Lori Forlano
	Name:	Lori Forlano
	Title:	Vice President

LIGHTYEAR FUND II GP, L.P.

By: Lightyear Fund II GP Holdings, LLC,
its general partner

/s/ Lori Forlano
	Name:	Lori Forlano
	Title:	Vice President

LIGHTYEAR FUND II GP HOLDINGS, LLC

By: LY Holdings, LLC,
its managing member

/s/ Lori Forlano
	Name:	Lori Forlano
	Title:	Vice President

EXHIBIT LIST

A. Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common shares of Higher One Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 2, 2015.

LIGHTYEAR FUND II, L.P.

By: Lightyear Fund II GP, L.P.,
its general partner

By: Lightyear Fund II GP Holdings, LLC,
its general partner

/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By: Lightyear Fund II GP Holdings, LLC,
its general partner

/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR FUND II GP, L.P.

By: Lightyear Fund II GP Holdings, LLC,
its general partner

/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR FUND II GP HOLDINGS, LLC

By: LY Holdings, LLC,
its managing member

/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President